Exhibit 99.1

February 18, 2016	Release 02-2016

WESTERN COPPER AND GOLD PROVIDES UPDATE ON CASINO PERMITTING

VANCOUVER, B.C. Western Copper and Gold Corporation (TSX: WRN; NYSE MKT: WRN) announces that its wholly-owned subsidiary, Casino Mining Corp. (together, the "Company" or "Western") has been informed that the Executive Committee of the Yukon Environmental and Socio-Economic Assessment Board ("YESAB") has notified the Federal Minister of Environment and Climate Change that it is requiring that the Casino Project be reviewed by a panel (the "Panel Review") for matters relating to tailings and waste management and potential effects to wildlife.

Panel Review is the highest level of assessment carried out by YESAB.  Having the Casino Project moved to a Panel Review at this stage removes the uncertainty that the Project will be referred later in the assessment process, potentially saving the Company time and money.  The decision will provide Western with an opportunity to engage the broader public in addition to Federal, Territorial and First Nation governments, and to demonstrate that the Casino mine can be built without significant adverse effects. The Company will provide more information on the process as it develops.

The feasibility study completed in 2013 shows favourable economics, even at today's low commodity prices.  A 2013 report, prepared by MNP indicates that the Casino mine should be transformative for Yukon and Canada, delivering hundreds of job opportunities, contributing $9.6 billion to the Canadian economy, and paying $3.2 billion in taxes and royalties to Federal, Territorial, and First Nation governments over its expected mine life.

The Company's Chief Executive Officer, Dr. Paul West-Sells, stated: "We appreciate that a mine of this significance requires all key aspects to be thoroughly evaluated.  We look forward to working with Yukoners to ensure the project moves forward in an environmentally and socially responsible way.  We remain confident that the Casino Project is a great asset for Yukon that will provide benefits to Yukon communities and First Nations for generations to come."

Western Copper and Gold Corporation

"Paul West-Sells"

Dr. Paul West-Sells
President and CEO

For more information, please contact:

Chris Donaldson,
Manager, Corporate Development
604.684.9497 or info@westerncopperandgold.com

Cautionary Disclaimer Regarding Forward-Looking Statements and Information

This news release contains certain forward-looking statements concerning anticipated developments in Western's operations and market conditions in future periods.  Statements that are not historical fact are "forward-looking statements" as that term is defined in the United States Private Securities Litigation Reform Act of 1995 and "forward looking information" as that term is defined in National Instrument 51-102 ("NI 51-102") of the Canadian Securities Administrators (collectively, "forward-looking statements"). Certain forward looking information should also be considered future-oriented financial information ("FOFI") as that term is defined in NI 51-102.  The purpose of disclosing FOFI is to provide a general overview of management's expectations regarding anticipated results or market conditions. Readers are cautioned that FOFI may not be appropriate for other purposes. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible" and similar expressions, or statements that events, conditions or results "will", "may", "could" or "should" occur or be achieved. These forward-looking statements may include, but are not limited to, statements regarding perceived merit of properties; mineral reserve and resource estimates; feasibility study results (including projected economic returns, operating costs, and capital costs in connection with the Casino Project); market value of the Company's common shares; permitting or other timelines; strategic plans; market price of precious and base metals; or other statements that are not statement of fact. The material factors or assumptions used to develop forward-looking statements include prevailing and projected market prices and foreign exchange rates; exploration results; continued availability of capital and financing; construction and operations; the Company not experiencing unforeseen delays, unexpected geological or other effects; permitting delays, and general economic, market or business conditions and as more specifically disclosed throughout this document, and in the AIF and Form 40-F.

Forward-looking statements are statements about the future and are inherently uncertain, and actual results, performance or achievements of Western and its subsidiaries may differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements  due to a variety of risks, uncertainties and other factors. Such risks and other factors include, among others, risks involved in fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposit; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; risks related to cooperation of government agencies and First Nations in the development of the property and the issuance of required permits, including timelines, costs, and result of the Panel Review; risks related to the need to obtain additional financing to develop the property and uncertainty as to the availability and terms of future financing; uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals; and other risks and uncertainties disclosed in Western's AIF and Form 40-F, and other information released by Western and filed with the applicable regulatory agencies.

Western's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and Western does not assume, and expressly disclaims, any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.